Black Momma Tea & Cafe, Inc.
Profit & Loss
August 2017 through July 2018

	Aug '17 - Jul 18
Ordinary Income/Expense	
Income	
Tradeshow Sales	1,420.59
Total Income	1,420.59
Cost of Goods Sold	1,384.20
Gross Profit	36.39
Expense	
Advertising and Promotion	13,725.81
Bank Charges & Transaction Fees	26.23
Business License and Taxes	400.00
Entertainment	209.36
General & Administrative	1,800.00
Gifts	257.92
Meals	386.00
Offering Costs	1,545.00
Organizational Costs Expensed	524.00
Postage & Shipping	3,900.52
Professional Fees	2,021.25
Small Tools and Parts	791.00
Supplies	1,355.19
Tradeshow Expenses	500.00
Training	1,848.60
Travel	7,125.34
Total Expense	36,416.22
Net Ordinary Income	-36,379.83
Other Income/Expense	
Other Income	
Interest Income	1.48
Total Other Income	1.48
Net Other Income	1.48
Net Income	**-36,378.35**